14047303

AB
3/13

UNITED STATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 4 2014
DIVISION OF TRADING & MARKETS

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 49829

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Second Street Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6301 Owensmouth Avenue, Suite 750
(No. and Street)

Woodland Hills	California	91367
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Debasish Banerjee — (818) 657-0288
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18425 Burbank, Suite 606,	Tarzana	California	91356
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD 3/14

OATH OR AFFIRMATION

I, Debasish Banerjee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Second Street Securities, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Debasish Banerjee
Signature

FINOP
Title

Notary Public

PETER F. SCHECHTEL
Commission # 1920792
Notary Public - California
Los Angeles County
My Comm. Expires Jan 7, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Second Street Securities, Inc.
Woodland Hills, California

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Second Street Securities, Inc. as of December 31, 2013 and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America.. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Second Street Securities, Inc. as of December 31, 2013 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other matter

My audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained on Schedules I-IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare these financial statements. The information in Schedules I-IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information in Schedules I-IV is fairly stated in all material respects in relation to the financial statements as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 14, 2014

SECOND STREET SECURITIES, INC.

Statement of Financial Condition
December 31, 2013

ASSETS

Cash and cash equivalents	$	1,098,185
Receivables from broker dealers		1,393,947
Office and computer equipment net of accumulated depreciation of $145,173		-
Other assets		119
Total assets	$	2,492,251

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	12,379
Income taxes payable		600,695
Total liabilities		613,074

STOCKHOLDER'S EQUITY:

Common stock, $.50 par value 1,000 shares authorized, issued, and outstanding		500
Additional paid-in-capital		5,255,291
Accumulated deficit		(3,376,614)
Total stockholder's equity		1,879,177
Total liabilities and stockholder's equity	$	2,492,251

The accompanying notes are an integral part of these financial statements

SECOND STREET SECURITIES, INC.

Statement of Income
For the year ended December 31, 2013

REVENUES:	
Revenue sharing (Note 5)	$ 8,354,433
Total income	8,354,433
EXPENSES:	
Bank charges - Wells Fargo	53
Business taxes	131
Dues and subscriptions - SIPC	20,072
Dues and subscriptions - FINRA	9,945
Outside contractors - RND Resources, Inc.	60,000
Outside services - Iron Mountain Storage	4,642
Outside services - CT Corsearch	539
Insurance - Fidelity bond	648
Audit fees - B. Anson	20,650
Total expenses	116,680
NET INCOME BEFORE INCOME TAXES	8,237,753
INCOME TAX EXPENSE (Note 7)	3,150,941
NET INCOME	$ 5,086,812

The accompanying notes are an integral part of these financial statements

SECOND STREET SECURITIES, INC.

Statement of Stockholder's Equity
For the year ended December 31, 2013

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Beginning balance January 1, 2013	$ 500	$ 5,255,291	$ (3,663,426)	$ 1,592,365
Dividends paid to parent			(4,800,000)	(4,800,000)
Net income			5,086,812	5,086,812
Ending balance December 31, 2013	$ 500	$ 5,255,291	$ (3,376,614)	$ 1,879,177

The accompanying notes are an integral part of these financial statements

SECOND STREET SECURITIES, INC.

Statement of Cash Flows
For the year ended December 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	5,086,812
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in:		
Receivables from broker dealers		(83,651)
Other assets		6
Increase (decrease) in:		
Accounts payable and accrued expenses		6,529
Income taxes payable		(196,804)
Total adjustments		(273,920)
Net cash provided by operating activities		4,812,892
CASH FLOWS FROM FINANCING ACTIVITIES:		
Dividends paid		(4,800,000)
Net cash used in financing activities		(4,800,000)
Increase in cash		12,892
Cash at beginning of year		1,085,293
Cash at end of year	$	1,098,185
Supplemental disclosure of cash flow information		
Cash paid during the year for:		
Interest	$	-
Income taxes to parent	$	3,347,745

The accompanying notes are an integral part of these financial statements

Notes to Financial Statements
December 31, 2013

Note 1: NATURE OF BUSINESS

Second Street Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Delaware corporation and is a wholly-owned subsidiary of Advent Software, Inc. (the "Parent"). The Company conducts business with only one registered broker dealer, Sungard Institutional Brokerage ("Sungard").

Comprehensive Income:

The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no other comprehensive income items for the year ended December 31, 2013.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition:

The principal source of the Company's Income is on a revenue sharing arrangement with a third party. See note 5 for additional information regarding revenue recognition.

Commission revenues have been shown net of the costs of third party products or services in connection with a revenue share agreement. Under such arrangements, the Company will apply commissions received from the brokerage in the form of payments against its proprietary products or services provided to the clients of Sungard. The Company does not function as the primary obligor relative to the third party products or services under the guidance of Emerging issues Task Force ("EITF") No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent.

Cash and Cash Equivalents:

For the purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments purchased with original maturities of three months or less.

Office and Computer Equipment:

Office and computer equipment are stated at cost less accumulated depreciation. The Company provides for depreciation on a straight-line basis over estimated use lives as follows:

Asset	Estimated Useful Life
Office and other equipment	5-6 years
Computer hardware and software	3-6 years

Repairs and maintenance expenditures, which are not considered improvements and do not extend the useful life of the equipment, are expensed as incurred.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes:
The Company complies with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes" which requires an asset and liability approach to financial accounting and reporting for Income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductibles amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred Income tax assets to the amount expected to be realized. The Company is included in the consolidated federal income tax return filed by the Parent and files a separate state income tax return in California. Federal income taxes are calculated as if the companies filed on a separate return basis.

The parent company on a consolidated basis is subject to review by the Internal Revenue Service for years ending December 31, 2010, 2011 and 2012, for any tax assessments on previously filed returns.

Under section 6501(a) of the Internal Revenue Code (Tax Code) and section 301.6501(a)-1(a) of the Income Tax Regulations (Tax Regulations), the IRS is required to assess tax within 3 years after the tax return was filed with the IRS. Similarly, under 301.6501(a)-1(b) of the Tax Regulations no proceeding in court by the IRS without assessment for the collection of any tax can begin after the expiration of 3 years.

Under section 6501(e) of the Tax Code and section 301.6501(e)-1 of the Tax Regulations the statute of limitations is 6 years if the taxpayer omits additional gross income in excess of 25% of the amount of gross income stated in the tax return filed with the IRS

For assessments of tax or levy made after November 5, 1990 the IRS cannot either collect or levy any tax 10 years after the date of assessment of tax or levy. (Section 6502(a)(1) of the Tax Code and section 301.6502-1 of the Tax Regulations). Court proceedings must also be started by the IRS within the 10 years stature of limitations. (Section 301.6502-1(a)(1) of the Tax Regulations).

The 10 year statute of limitations can be extended by agreement between the taxpayer and the IRS provided the agreement is made prior to the expiration of the 10 year period. (Section 6501(c)(4) of the Tax Code and section 301.6501(c) -1(d) of the Tax Regulations).

Use of Estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

General
FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Management has reviewed subsequent events through February 14, 2014.

Note 3: OFFICE AND COMPUTER EQUIPMENT

Details of office and computer equipment at December 31, 2013 are as follows:

Computer hardware and software	$	145,173
Less: Accumulated depreciation		(145,173)
	$	0

Depreciation expense was $0 for the year ended December 31, 2013.

Note 4: RECEIVABLES FROM BROKER-DEALERS AND OFF BALANCE SHEET RISK

The Company provides a software platform for executing brokers with whom it has a revenue share relationship for use of its proprietary software by clients of the executing broker. Full payment is required upon settlement of customer trades. The Company is exposed to risk of loss in the event that its executing broker fails to satisfy its obligation.

The receivables from the broker-dealer are pursuant to such revenue share agreement.

Note 5: REVENUE SHARING AGREEMENT

The Company has an agreement with a third party in which the Company shares in commissions and receives payments from, Sungard Institutional Brokerage ("Sungard") based on routing fees paid by customers to Sungard for trade order routing from Advent's order management system through Sungard's STN Network. The Company's share of the revenue generated from this arrangement for the year ending December 31, 2013 was approximately $8,354,433.

Note 6: NET CAPITAL REQUIREMENT

The Company is subject to uniform net capital Rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day by day, but by December 31, 2013 the Company's net capital of $485,111 exceeded the minimum net capital requirement by $385,111 and, the Company's ratio of aggregate indebtedness $612,955 to net capital was 1.26 to 1, which is less than the 15:1 ceiling.

Note 7: INCOME TAXES

The provision for income taxes consists of the following for the year ended December 31, 2013:

Current	$	3,150,941

Note 8: EXEMPTION FROM RULE 15C3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii) and, is therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

Note 9: CONCENTRATION OF CREDIT RISK

The Company is engaged in revenue share with a counterparty. In the event the one counterparty does not fulfill its obligation the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty of the Company.

The Company has one customer, Sungard.

SECOND STREET SECURITIES, INC.

Statement of Net Capital
Schedule I
For the year ended December 31, 2013

	Focus 12/31/13	Audit 12/31/13	Change
Stockholder's equity, December 31, 2013	$ 1,879,177	$ 1,879,177	-
Subtract - Non allowable assets:			-
Accounts receivable	1,393,947	1,393,947	-
Other assets	119	119	
Tentative net capital	485,111	485,111	-
Haircuts:	-	-	-
NET CAPITAL	485,111	485,111	-
Minimum net capital	100,000	100,000	-
Excess net capital	$ 385,111	$ 385,111	-
Aggregate indebtedness	612,955	612,955	-
Ratio of aggregate indebtedness to net capital	1.26 to 1	1.26 to 1	

There were no noted differences between the audit and focus filed at December 31, 2013.

The accompanying notes are an integral part of these financial statements

SECOND STREET SECURITIES, INC.

December 31, 2013

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

049829 FINRA DEC
SECOND STREET SECURITIES INC 18*18
C/O DAVE BANERJEE
6301 OWENSMOUTH AVE
SUITE 750

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Dave Banerjee 818-657 0288

2. A. General Assessment (item 2e from page 2) $ 20,886
B. Less payment made with SIPC-6 filed (exclude interest) (10,408)
7/31/2013
Date Paid
C. Less prior overpayment applied (Ø)
D. Assessment balance due or (overpayment) Ø
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum Ø
F. Total assessment balance and interest due (or overpayment carried forward) $ 10,478
G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 10,478—
H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Second Street Securities Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 31 day of January, 2014.

Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed
Calculations ______ Documentation ______ Forward Copy ______
Exceptions:
Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2013 and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 8,354,433
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	∅
(2) Net loss from principal transactions in securities in trading accounts.	∅
(3) Net loss from principal transactions in commodities in trading accounts.	∅
(4) Interest and dividend expense deducted in determining item 2a.	∅
(5) Net loss from management of or participation in the underwriting or distribution of securities.	∅
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	∅
(7) Net loss from securities in investment accounts.	∅
Total additions	∅
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	∅
(2) Revenues from commodity transactions.	∅
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	∅
(4) Reimbursements for postage in connection with proxy solicitation.	∅
(5) Net gain from securities in investment accounts.	∅
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	∅
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	∅
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	∅
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ –	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ –	
Enter the greater of line (i) or (ii)	∅
Total deductions	∅
2d. SIPC Net Operating Revenues	$ 8,354,433
2e. General Assessment @ .0025	$ 20,886 —
	(to page 1, line 2.A.)

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

Independent Accountant's Report on Applying Agreed – Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

Board of Directors
Second Street Securities, Inc.
Woodland Hills, California

In accordance with Rule 17a-5 (e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Scheduled of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2013, which were agreed to by Second Street Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Second Street Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Second Street Securities, Inc.'s management is responsible for the Second Street Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement records entries from the cash disbursements journal and related bank statements and reconciliations, noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended December 31, 2013, as applicable with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, such as clearing firms records supporting securities revenues, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, such as revenues from third party support and bank records supporting the adjustments, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 14, 2014

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Directors
Second Street Securities, Inc.
Woodland Hills, California

In planning and performing my audit of the financial statements of Second Street Securities, Inc. for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, I considered its internal control structure, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure. Accordingly, I do not express an opinion effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures including tests of such practices and procedures followed by Second Street Securities, Inc. including test of compliance with such practices and procedures that I considered relevant to objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following: (i) in making the quarterly securities examinations, counts, verifications and comparisons, (ii) recordation of differences required by Rule 17a-13, or (iii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants and the Public Company Accounting Oversight Board (United States). A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including control activities for safeguarding securities, which I consider to be material weaknesses as defined above.

In addition, my consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (2) (ii) of Rule 15c3-3, and no facts came to my attention indicating that such conditions had not been complied with during the period. The scope of my engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2013 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 14, 2014